BowX Acquisition Corp.

2400 Sand Hill Rd Suite 200

Menlo Park, CA 94025

August 3, 2020

VIA EDGAR

Ms. Irene Barberena-Meissner

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	BowX Acquisition Corp.
Registration Statement on Form S-1
File No. 333-239941

Dear Ms. Barberena-Meissner:

BowX Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Tuesday, August 4, 2020, or as soon thereafter as practicable.

Very truly yours,

BOWX ACQUISITION CORP.

By:	/s/ Murray Rode
Name: Murray Rode Title: Co-Chief Executive Officer